SEC  ISSION

10036096

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Baltic Place, Suite 2
(No. and Street)

Croton-on-Hudson, New York 10520
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weissner and Blick, P.C.
(Name – *if individual, state last, first, middle name*)

100 South Highland Avenue, Ossining, New York 10562
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 4-30-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

WEISSNER & BLICK, P.C.
Certified Public Accountants
100 South Highland Avenue - PH
Ossining, New York 10562

Michael D. Weissner, CPA
Michael J. Blick, CPA

(914) 945-0900
FAX (914) 945-0908

Report of Independent Auditors

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

We have audited the accompanying balance sheet of Hudson Heritage Capital Management, Inc. (an S Corporation) as of December 31, 2009 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weissner & Blick, P.C.

Ossining, New York
February 24, 2010

WEISSNER & BLICK, P.C.
Certified Public Accountants
100 South Highland Avenue - PH
Ossining, New York 10562

Michael D. Weissner, CPA
Michael J. Blick, CPA

(914) 945-0900
FAX (914) 945-0908

Independent Auditor's Report on Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.
Croton-On-Hudson, New York

We have audited the balance sheet of Hudson Heritage Capital Management, Inc. as of December 31, 2009 and the related statements of income and retained earnings, and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedures; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2009, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Weissner & Blick, P.C.

Certified Public Accountants
State of New York

Ossining, New York
February 24, 2010

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS	
Current Assets	
Cash - Checking	$ 31,015
Cash - Savings	5,248
Money Market	77,726
Total Cash	113,989
Prepaid Insurance	16,395
Prepaid Corporation tax	20
Total Current Assets	130,404
FIXED ASSETS	
Computer Equipment	28,743
Furniture & Equipment	27,959
Computer Software	7,055
Less: Accumulated Depreciation	(61,395)
Total Fixed Assets	2,362
TOTAL ASSETS	$ 132,766
LIABILITIES & SHAREHOLDERS' EQUITY	
Liabilities	
Accrued Liabilities	$ 29,091
Corporation Tax Payable	300
Simple Plan Liability	1,077
TOTAL LIABILITIES	30,468
Shareholders' Equity	
Common Stock	2,000
Paid in Capital	20,000
Retained Earnings	80,298
TOTAL SHAREHOLDERS' EQUITY	102,298
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 132,766

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Fees	$ 415,642
Commissions	23,784
Management Fee	110,000
Other Income - Life & Annuity	164,041
Interest	25
TOTAL REVENUE	713,492
OPERATING EXPENSES	
Commissions	224,954
Payroll Expenses & Pension	324,135
Office Services	6,022
Rent	41,369
Automobile Expenses	17,120
Utilities & Telephone	6,870
Depreciation	1,793
Computer Software	8,483
Insurance	21,537
Equipment Rental & Repair	6,961
Office Supplies, Postage & Printing	9,239
Taxes, Licenses & Registrations	8,456
Legal & Professional	5,650
Professional Development	7,215
Miscellaneous	2,517
TOTAL OPERATING EXPENSES	692,321
NET INCOME BEFORE INCOME TAXES	21,171
INCOME TAX	1,340
NET INCOME	19,831
RETAINED EARNINGS - BEGINNING OF YEAR	60,467
RETAINED EARNINGS - END OF YEAR	$ 80,298

See Independent Accountants' Audit Report and Notes to Financial Statements

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Income	$ 19,831
Expenses not requiring the use of cash:	
Depreciation	1,793
Changes in operating assets and liabilities	
Decrease (Increase) in Prepaid Expenses	2,650
Increase (Decrease) in Taxes Payable	0
Increase (Decrease) in Accrued Expenses	(7,567)
Increase (Decrease) in Simple Plan Liability	(141)
Net Cash Provided from Operating Activities	16,566
INVESTING ACTIVITIES	
Purchase of Fixed Assets	0
INCREASE (DECREASE) IN CASH	16,566
BEGINNING CASH	97,423
CASH AT YEAR END	$ 113,989

See Independent Accountants' Audit Report and Notes to Financial Statements

NOTE 1 - BUSINESS ORGANIZATION

Hudson Heritage Capital Management, Inc. (the "Company") was incorporated October 1, 1997 in New York. The company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2009, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. Therefore New Jersey Corporation taxes of $1,040 have been deducted in these financial statements.

NET CAPITAL COMPUTATION

As of December 31, 2009, the Company's net capital is $121,075. The Company's excess net capital was $116,075 over the minimum requirements. Its Aggregated Indebtedness was $30,468, and its ratio of Aggregated Indebtedness to net capital was 25%. This was computed pursuant to SEC Rule 15c3-1.

RELATED PARTY INCOME

Included in these financial statements is a management fee of $110,000 for common plant and administrative expenses received from an entity having 100% common ownership.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2009

Total Assets	$ 132,766
Less: Total Liabilities	(30,468)
Net Worth	102,298
Less: Non-allocated Assets	18,777
Current Capital	121,075
Less: Haircuts	0
Net Capital	121,075
Less: Required Capital	(5,000)
Excess Net Capital	$ 116,075

Aggregated Indebtedness	$ 30,468
Aggregated Indebtedness to Net Capital	25%

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

SHAREHOLDERS' EQUITY - January 1, 2009	
Common Stock	$ 2,000
Paid in Capital	20,000
Retained Earnings	60,467
TOTAL SHAREHOLDERS' EQUITY - January 1, 2009	82,467
ADDITIONS TO SHAREHOLDERS' EQUITY	
Net Income for the year ended December 31, 2009	19,831
DEDUCTIONS TO SHAREHOLDERS' EQUITY	
Distributions	0
SHAREHOLDERS' EQUITY - December 31, 2009	$ 102,298

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE AS OF JANUARY 1, 2009	$ 0
INCREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2009	(NONE)
DECREASE DURING THE TWELVE MONTHS ENDED DECEMBER 31, 2009	(NONE)
BALANCE AS OF DECEMBER 31, 2009	$ 0

NOTE: NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT JANUARY 1, 2009 AND NO LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS EXISTED AT DECEMBER 31, 2009.